Mail Stop 4561

August 25, 2006

Mr. Clifton W. Sink, Jr.
Chief Executive Officer and President
SteelCloud, Inc.
14040 Park Center Road
Herndon, Virginia

> **Re:** **SteelCloud, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2006**
> **File No. 000-24015**

Dear Mr. Sink:

We have reviewed the above referenced filings and your response letter dated July 11, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2005

Revenue Recognition, page F-9

1. We note your response to prior comment number 1, which indicates you do not believe the impact of reporting software maintenance provided by the software manufacturer on the net basis is material to your financial statements. Your support for this conclusion appears to be based on the belief that "reporting revenue of prior periods on a net basis is a revenue reclassification." You response further suggests that since the change is a reclassification that a decrease of less than 10% for all prior periods is not material. The change in reporting revenue to a net basis from a gross basis would be considered a correction of an error and not a reclassification. The impact of this change would be

considered a material error since it is decreasing revenues by approximately 5.3% and 8.0% for the year ended October 31, 2005 and the six months ended April 30, 2006, respectively. Additionally, clarify why you do not believe a 5-8% decrease in reported revenues would impact your trends. That is, it would appear you would need to discuss the underlying reasons for a 5-8% decrease in revenue in your management's discussion and analysis of financial condition and results of operation discussion if you reported the correction on a prospective basis. Therefore, it appears the error would materially impact your revenue trends as reported. Amend your Form 10-K for the year ended October 31, 2005 and your Forms 10-Q for the quarterly period ended January 31, 2006 and April 30, 2006 to properly restate revenues.

Form 10-Q for the Quarterly Period Ended April 30, 2006

Note 10. Subsequent Event, page 9

2.   Your disclosure indicates a triggering event has occurred pursuant to paragraph 28 of SFAS 142. Your disclosure further states. "[w]hile management believes such goodwill was not impaired as of April 30, 2006, it is possible that its assessment in the third quarter of fiscal 2006 could result in the Company recording an impairment loss to write down all or a portion of the carrying value of its goodwill to its estimated fair value." Clarify whether you have performed your third quarter assessment and, if so, the results of the assessment. As part of your response, clarify the amount of reporting units you have as of July 31, 2006 and the manner in which you determine fair value of each reporting unit. We refer you to paragraphs 23 through 25 of SFAS 142. Additionally, tell us how you have evaluated the decrease in your market capitalization in the third quarter of fiscal year 2006 when determining the fair value of your reporting units.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief